Tan Range Exploration Corporation
SUITE 1730 – 355 BURRARD STREET
VANCOUVER, B.C. V6C 2G8
TEL: (604) 669-5598 FAX: (604) 669-8915

January 20, 2003

Attn: Mr. Carlos H. Bertoni, CEO

Dear Sirs:

RE: Northern Mining Explorations (the "**Optionee**") and Letter of Intent (the "**Letter of Intent**") for an Option to acquire from Tanzanian American International Development Corporation 2000 ("**Tanzam 2000**"), Kabahelele Mining Company Limited ("**Kabahelele**") and Tancan Mining Company Limited ("**Tancan**") (collectively the "**Optionors**") the Interests of the Optionors in Prospecting Licenses 427/96 ("PL 427/96"), 1452/00 ("PL 1452/00"), PL Appl. No. 590 ("Appl. 590"), 1946/02 ("PL 1946/02"), 1269/99 ("PL 1269/99"), 1275/99 ("PL 1275/99"), 1218/99 ("PL 1218/99"), 1947/02 ("PL 1947/02") pertaining to certain mineral properties located in Tanzania, copies of which are attached hereto as Schedule "A" (collectively the "**Licenses"**)

We confirm our advice to you that Tanzam 2000 holds an option to acquire a 65% undivided interest in PL 1269/99, PL 1275/99, and PL 1218/99 pursuant to a Prospecting and Mining Option agreement with Dalles Reuben & Shamwada Augustino ("DR&SA") dated May 27, 1999, and Option Agreements with Jope Business Associates ("Jope") dated May 14, 1999 and January 22, 1999, respectively. Pursuant to the terms of PL 1269/99, PL 1275/99, and PL 1218/99 and the DR&SA, and Jope Option Agreements, Tanzam 2000 holds certain rights to prospect and explore for gold within the areas described in PL 1269/99, PL 1275/99, and PL 1218/99.

We further confirm that Tancan holds an option to acquire a 90% undivided interest in Appl. 590 pursuant to an Option Agreement with Manyama Makweba ("Makweba"). Pursuant to the terms of Appl. 590 and the Makweba Option Agreement, Tancan holds certain rights to prospect and explore for all minerals, other than building materials and gemstones, within the areas described in Appl. 590.

We further confirm that Tancan holds PL 427/96, Kabahelele holds PL 1452/00 and Tanzam 2000 holds PL 1946/02 and PL 1947/02.

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Each of the DR&SA, Jope and Makweba Option Agreement also contains a right of first refusal entitling Tanzam 2000 and Tancan to increase their interests in PL 1269/99, PL 1275/99, PL 1218/99 and Appl. 590 respectively, to 100%.

This Letter of Intent will confirm our understanding as to our grant to you of an irrevocable sub-option to earn 100% of the interests of Tanzam 2000, and Tancan in any or all of Appl. 590, PL 1269/99, PL 1275/99 and PL 1218/99 and an irrevocable option to earn 100% of the interests of Tanzam 2000, Kabahelele and Tancan in any or all of PL 427/96, PL 1452/00, PL 1946/02 and PL 1947/02 on the following material terms and conditions:

1. REPRESENTATIONS AND WARRANTIES OF OPTIONORS

1.1 Each of the DR&SA, Jope and Makweba Option Agreement is a valid and subsisting contract enforceable in accordance with its terms, has not been amended, is in full force and effect as at the date of this Letter of Intent, all conditions precedent to its effectiveness have been met within the periods of time required by its terms and the Optionors have observed and performed to such date all such conditions and covenants contained therein on their part to be observed and performed in order to preserve the interests granted thereby and the Optionors are not in default of any of their terms and no such default is alleged and the Optionors have not assigned, encumbered or otherwise disposed or any interests in the DR&SA, Jope and Makweba Option Agreement to any third parties.

1.2 DR&SA, Jope, Makweba, Tancan, Kabahalele, and Tanzam 2000 are, respectively, the legal and beneficial owners of PL 427/96, PL 1452/00, Appl. 590, PL 1946/02, PL 1269/99, PL 1275/99, PL 1218/99 and PL 1947/02. The Licenses are free and clear of all liens, charges and encumbrances, are properly recorded and staked in accordance with the laws of Tanzania and are in good standing with respect to the filing of annual assessment work.

1.3 The Optionors have the absolute right to enter into this Letter of Intent and to fulfil its terms without first obtaining the consent of any other person or body corporate and no other person or body corporate has any agreement, option, right or privilege capable of becoming an agreement for the acquisition of the Optionors' interests in the DR&SA Option Agreement, Jope Option Agreement, or Makweba Option Agreement or for the acquisition of PL 1269/99, PL 1275/99, PL 1218/99 and Appl. 590 or any interests therein.

1.4 The Optionors have completed all necessary and proper corporate acts and procedures for the Optionors to enter into this Letter of Intent and carry out its terms to the full extent.

1.5 With respect to the properties underlying the Licenses (collectively the "**Properties**" and individually the "**Property**"), the Optionors make jointly and severally the following representations and warranties as of today:

(a) the Optionors are the exclusive and absolute owner of all mining and proprietary rights that comprise the Property.

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(b) except as disclosed in this Letter of Intent, all mining and proprietary rights with respect to the Properties have been properly staked or otherwise properly constituted, as applicable, and are valid, in good standing and free and clear of all defects, demands, charges, restrictions, liens, encumbrances, leases, agreements, royalties, adverse claims and liabilities of any nature and quality whatsoever, except for public utilities, encumbrances or other restrictions in the use of the Property which, overall, do not materially reduce the value of all or part thereof or of the use which can be made thereof;

(c) the Optionors have delivered to the Optionee all relevant information concerning title to the Properties;

(d) all statutory work on the Properties has been performed in a manner consistent with the laws and regulations in effect at the relevant time and all filings required in order to maintain the mining rights in good standing have been properly and timely recorded or filed with the appropriate governmental agencies;

(e) there is no judgment, decree, injunction, ruling or order of any court, governmental department, commission, agency, instrumentality or arbitrator and no claim, suit, action, litigation, arbitration or governmental proceeding in progress, pending or threatened against or relating to or affecting a Property which prevents or which seeks to prevent the Optionors from entering into this Agreement and performing their obligations hereunder and the transactions contemplated hereby;

(f) the Properties and the current activities and operations thereon are in compliance in all material respects with all applicable laws, regulations, ordinances, decrees and directives of all governmental authorities, agencies and tribunals having jurisdiction, and have not received notice or non-compliance from any such authorities, agencies or tribunals;

(g) the Properties and the conduct of the current activities and operations thereon are not affected by or subject to he terms of any labour contracts, collective bargaining agreements, or any other labour-related obligations and liabilities which may attach to or otherwise encumber the Properties;

(h) each Property is free and clear of any hazardous or toxic material, pollution, or other adverse environmental conditions which may give rise to any environmental liability under any law, rule or regulations;

(i) all environmental approvals required with respect to the Properties, have been obtained, are valid and in full force and effect, have been complied with and there have been and are no proceedings commenced or threatened to revoke or amend any such environmental approvals; and

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(j) the Optionors have full authority to grant, sell, assign, and transfer to the Optionee, as applicable, the mining rights attaching to the Properties, as contemplated by this Agreement.

2. REPRESENTATIONS AND WARRANTIES OF OPTIONEE

2.1 The Optionee has the absolute right to enter into this Letter of Intent without first obtaining the consent of any other person or body corporate.

2.2 The Optionee has completed all necessary and proper corporate acts and procedures for the Optionee to enter into this Letter of Intent and carry out its terms to the full extent, except for the conduct of a due diligence review on title at the appropriate Tanzanian government regulatory body within 60 days of signing.

3. OPTION

3.1 Each of Tanzam 2000, Tancan, and Kabahelele irrevocably grants to the Optionee the sole and exclusive right and option to acquire 100% of the interests of Tanzam 2000 and Tancan in PL 427/96, PL 1452/00, Appl. 590, PL 1946/02, PL 1269/99, PL 1275/99, PL 1218/99 and PL 1947/02 (save for the retained royalty interests described below) free and clear of all liens, charges, encumbrances and claims and except as stipulated in and subject at all times to the terms and conditions of the DR&SA, Jope and Makweba Option Agreements in accordance with the terms and conditions of this Letter of Intent (the "**Option**").

3.3 Upon signature of this Letter of Intent, the Optionors will make available to the Optionee all the technical information available on the Property, including the data from the geophysical surveys carried out so far.

3.4 The Optionee may enter in joint-venture with any third party it chooses to carry out the terms of this Option, provided that it complies with its undertakings pursuant to this Letter of Intent.

4. EXERCISE OF OPTION

4.1 The Optionee may exercise the Option in respect of the Licenses by sending to Optionors a notice of exercise of the Option (the "**Notice**") and upon receipt of the Notice Optionee shall have the following obligations:

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4.1.1 undertaking all obligations of the Optionors pursuant to the DR&SA, Jope and Makweba Option Agreements, including but not limited to all payments and exploration expenditures due thereunder;

4.1.2 completing a feasibility study (the "**Feasibility Study**") and making a production decision prior to December 31, 2008;

4.1.3 entering into Production, as hereinafter defined, within eighteen months of the date of making a production decision.

Optionee may, in its absolute discretion, determine when and how the Licenses are to be placed into Production, provided that, if Production has not commenced at a rate of not less than 50,000 ounces of gold contained in ore removed per annum by the date (the "Production Deadline") which is:

(i) within 18 months of the Notice, if the Optionee has determined to effect Production by processing ore from the Properties in stand-alone facilities, or within 12 months of the notice if the Optionee has determined to effect Production by processing ore from the Properties by a custom milling contract;

then the Optionee shall be obligated to make the following payments to the Optionors until Production has commenced at such rate, except for any delays caused by Force Majeure as hereinafter defined:

First anniversary of the Production Deadline	US$ 250,000
Second anniversary of the Production Deadline:	US$ 500,000
Third anniversary of the Production Deadline and each subsequent anniversary of the Production Deadline:	US$ 600,000

and the payments, if any, due on the sixth and subsequent such anniversaries shall be adjusted for inflation for the periods following such fifth anniversary with reference to the United States Industrial Goods Producer Price Index as reported from time to time in the publication International Financial Statistics of the International Monetary Fund; and

4.1.4 making the following additional payments to the Optionors and incurring the following additional minimum exploration and development expenditures on the Properties in the following installments and on or before the dates specified below:

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4.2 Any exploration and development expenditures in excess of any period's requirements will be credited to the next succeeding period's requirements. If the Optionee fails to expend the minimum amount in any period, it shall have the right to maintain the Option by paying to the Optionors an amount equal to the shortfall prior to the expiry of the applicable period. The actual meterage of each type of drilling can be changed on a yearly basis provided the equivalent cost remains the same. It will be entirely to the Optionee's discretion how and where it conducts the exploration programs.

4.3 For the purposes of subsection 4.1.3, "Production" shall be defined to mean production in an amount no less than 80% of mine capacity rated in the Feasibility Study.

4.4 In the event any Option payment or work requirement for any period is not met, the Option will terminate, subject to the notice provisions of section 6.1 below. For greater certainty, in the event any Option payment in respect of one of the Licenses is not met, the Option in respect of only that License shall terminate and the Option in respect of the other Licenses will be retained provided the Option payments in respect of such other Licenses are met.

4.5 Subject to the requirement that the Optionee comply with any exploration and development expenditure requirements under the DR&SA, Jope and Makweba Option Agreements and the DR&SA, Jope and Makweba Licenses, the Optionee shall have the right to allocate the exploration and development amounts prescribed in section 4.1 to the DR&SA License or the Jope License or the Makweba Licence, or a combination of the three as the Optionee sees fit. However, in the event the Optionee elects to terminate the Option in respect of the DR&SA License, the Jope Licence or the Makweba License, the exploration and development amounts prescribed in section 4.1 shall not be reduced and shall thereafter be expended entirely on the Licenses in respect of which the Optionee has elected to retain its Option.

5. ROYALTIES AND OTHER AGREEMENTS

5.1 Upon exercise of the Option by the Optionee, the Optionors shall retain a net smelter return royalty ("NSR"), calculated quarterly, which shall fluctuate in accordance with the average price for gold as follows:

Price of Gold	NSR
Below $250	0.5%
$250 - $269	0.7%
$270 - $289	0.8%
$290 - $309	0.9%
$310 - $329	1.0%

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$330 - $339	1.1%
$340 - $349	1.2%
$350 - $359	1.3%
$360 - $369	1.4%
$370- $379	1.5%
above $380	2.0%

The Optionors and the Optionee acknowledge that the current provisions of the *Mining Act*, 1998 of the Republic of Tanzania and the Regulations promulgated thereunder, levy a gross royalty on all gold production from the Properties equal to 3%. The parties hereto further agree that, in the event the Republic of Tanzania shall at any time hereafter, revise its royalty regime by reducing or eliminating the subject gross royalty, in whole or in part, any demonstrated financial advantage arising therefrom shall accrue to the benefit of both parties and the parties undertake and agree that they shall, in good faith, negotiate a reasonable allocation of such advantage or benefit, as between the parties.

5.2 The Optionors shall have full and unrestricted rights of assignment of all or any portion of their NSR interest.

5.3 Following commencement of Production, the Optionee shall have the right to halt Production for economic reasons once during the life of the mine. Thereafter, any halt of Production will result in the forfeit to the Optionors of all interests held by the Optionee in the Licenses and the mine, including but not limited all mining equipment, buildings, and plants used in the operation of the mine. In addition to the foregoing, if at any time after the commencement of Production, mine production falls below 80% of mine capacity as rated in the Feasibility Study for a period exceeding 6 months, the Optionee shall pay to the Optionors (in addition to the NSR payments prescribed in section 5.1) an annual production delay penalty amount equivalent to a 1% NSR.

5.4 The Optionee shall provide regular technical reports to the Optionors containing the results of all work programs conducted on the Properties, such reports to be prepared by a qualified person designated by the Optionee. The Optionors shall also be entitled to receive draft copies of all pre-feasibility, feasibility and other studies or reports prepared by or for the benefit of the Optionee and which relating to a possible production decision. The Optionors shall have the right to issue news releases disclosing the results of work programs and any other information which the Optionors reasonably deems material, provided the Optionee is previously consulted, and provide its consent, such consent not to be unreasonably withheld.

5.5 The Optionee agrees to make available to the Optionors a senior technical representative of the Optionee to participate in presentations by the Optionors to investors from time to time and in any event at least once per year.

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6. ABANDONMENT OR TERMINATION OF OPTION

6.1 In the event that the Optionee decides to abandon the Option, the Optionee will provide thirty (30) days prior written notice to the Optionors of such abandonment provided always that the Optionee shall remain responsible for any work program commitments made prior to the date of notice as well as for any other payments that are due within six months following the date of notice.

6.2 The Optionee may choose at its own discretion to maintain all or part of the Licenses. The Optionee will return to the Optionors full title to any of the Licenses it chooses not to maintain in the Properties and by doing so will relinquish any interest in those Licenses.

6.3 The Optionee will renew or reapply for all Licenses within the area as described in Schedule "A" and these new licences will continue to be part of this agreement

7. RIGHT OF ENTRY AND OPERATORSHIP

7.1 During the term of the Option, the Optionee will have the right to enter upon the Properties, enjoy quiet possession thereof, explore for minerals thereon, bring and erect upon the Properties such mining facilities as it may consider advisable and remove material for the purposes of bulk testing or pilot plant operations. The Optionee shall be the operator of all work programs to be conducted on the Properties and shall have the right to determine the content and schedule of all such work programs.

7.2 The Optionee grants to the Optionors or their duly authorized representatives in writing, access to the Properties provided that such access is not disruptive to the exploration or mining activities of the Optionee.

8. OPTION ONLY

8.1 This Letter of Intent provides for an option only and, except as specifically provided otherwise, nothing herein contained shall be construed as obligating the Optionee to do any act or make any payment hereunder and any act or payment made hereunder shall not be construed as obligating the Optionee to do any further act or make any further payment.

9. DEFAULT

9.1 Other than in respect of cash payments due to the Optionors as prescribed in section 4.1, in the event that the Optionee is in default of any of its obligations hereunder, the Optionee will not lose any rights under this Letter of Intent until the Optionors have given to the Optionee notice of such default and the Optionee does not take any reasonable steps to cure such default within thirty (30) days from the Optionee's receipt of such notice.

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10. FORCE MAJEURE

10.1 No party shall be liable to any other party hereto and no party shall be deemed in default hereunder for any failure to perform or delay in performing any of its covenants and agreements or in incurring work costs caused by or arising out of any event (a 'Force Majeure event") beyond the reasonable control of such party, excluding lack of funds but including, without limitation, lack of rights or permission by indigenous peoples' groups or governmental authorities to enter upon a Property to conduct exploration, development and mining operations thereon, war conditions, actual, or potential, earthquake, fire, storm, flood, explosion, strike, labour trouble, accident, riot/unavoidable casualty, act of restraint, present or future, of any lawful authority, act of God, protest or demonstrations by environmental lobbyists or indigenous peoples' groups, act of the public enemy, delays in transportation, breakdown of machinery, inability to obtain necessary materials in the open market or unavailability of equipment- No right of a party shall be affected for failure or delay of a party to perform any of its covenants and agreements or to incur work costs hereunder if the failure or delay is caused by one of the events referred to above. All times provided for in this letter agreement shall be extended for the period commensurate with the period of delay and, so far as possible, the party affected shall take all reasonable steps to remedy the cause of the delay attributable to the events referred to above; provided, however, that nothing contained in this section shall require any party to settle any labour dispute, protest or demonstration, or to question or test the validity of any governmental order, regulation, or law or claim of right by indigenous peoples' groups. The party affected shall give prompt notice to the other party of the commencement and termination of each period of force majeure.

10.2 The parties hereto agree that, in the event that a dispute arises between the parties hereto in respect of a Force Majeure Event pursuant to the provisions of section 10.1, which cannot be resolved by the parties within a reasonable period of time not to exceed thirty (30) days, a representative of an independent engineering firm who is mutually acceptable to all parties, or failing agreement within seven (7) days of the deadlock, an individual appointed by the President of the Mining Association of British Columbia (the "Mediator"), will mediate the dispute and make a non-binding recommendation to the parties after having considered all submissions, documentation and other data placed before the Mediator by the parties.

11. FURTHER ASSURANCES

11.1 The parties hereto agree to do or cause to be done all acts or things necessary to implement and carry into effect the provisions and intent of this agreement, and without limiting the generality of the foregoing, the parties agree to use their best efforts to execute a formal suboption agreement in accordance with the provisions hereof (the "Formal Agreement") on or before April 30, 2003.

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12. GENERAL

12.1 All references to dollar amounts in this Letter of Intent shall mean lawful currency of the United States of America.

12.2 This Letter of Intent will be governed and construed in accordance with the laws of the Province of British Columbia, Canada.

12.3 This Letter to Intent is intended to create binding legal relations among the parties and will enure to the benefit of and be binding upon the parties hereto and their respective successors and assigns as the case may be, until replaced by the Formal Agreement. Until the execution and delivery of the Formal Agreement, this Letter of Intent will remain binding and in effect (unless terminated pursuant to the provisions thereof).

12.4 In the event that any provision of this Letter of Intent is held unenforceable or invalid by a court of law, this Letter of Intent will be read as if such unenforceable or invalid provision were removed.

12.5 The rights and obligations of the parties created by this Letter of Intent are not assignable by any party without the prior written consent of the other party, not to be unreasonably withheld, except for any transfer or assignment to a wholly owned subsidiary of the party or pursuant to an amalgamation, merger, or corporate reorganization or arrangement of the party.

If the foregoing terms and conditions, and the attached schedules which form a part of this Letter of Intent, accurately set out our mutual understandings, please indicate your acceptance by signing this letter where indicated below and returning to us the enclosed copy duly signed.

Yours very truly,

Tan Range Exploration Corporation

Per:

Signed by Marek Kreczmer

Terms and conditions approved as of the date first above written.

Northern Mining Explorations Ltd.

Per:

Signed by Carlos H. Bertoni, CEO

March 18, 2003

Northern Mining Explorations Ltd.

Place du Canada

1010, de la Gauchetiere Street West

Suite M-110

Montreal, Quebec

Canada H3B 2N2

Attn:  Mr. Carlos H. Bertoni, CEO

Dear Sirs:

RE:   Amendment to Letter of Intent dated January 20, 2003

This will confirm that the Letter of Intent between Northern Mining Explorations Ltd. (the "Optionee") and Tan Range Exploration Corporation for an Option to acquire from Tanzanian American International Development Corporation 2000 ("Tanzam 2000"), Kabahelele Mining Company Limited ("Kabahelele") and Tancan Mining Company Limited ("Tancan") (collectively the "Optionors") dated January 20, 2003 is hereby amended as follows:

(a)

By adding the interest of the Optionors in Prospecting License PL 1319/99 ("PL 1319/99"), located in Tanzania, a copy of which is attached hereto as Schedule "A".  We confirm that Tanzam 2000 holds an option to acquire a 70% undivided interest in PL 1319/99 pursuant to a Prospecting and Mining Option Agreement with Zahabu Investment Limited ("Zahabu") dated June 25, 1999, a copy of which is attached hereto as Schedule "B";

(b)

By amending paragraph 3.2 to read:  "In consideration of the grant of the Option, the Optionee agrees to pay to the Optionor the sum of Seventy Thousand Dollars ($70,000) immediately upon execution of the Letter of Intent by the Optionee and in consideration of the grant of the Option of PL 1319/99, the Optionee agrees to pay to the Optionor the sum of Ten Thousand Dollars ($10,000) immediately upon execution of the Amendment to Letter of Intent by the Optionee.";

(c)

By amending paragraph 4.1.4 table as attached hereto;

(d)

By amending PL Appl. No. 590 ("PL 590") to correctly read PL Appl. No. 594 ("Appl. 594").

1.

This Amendment to the Letter of Intent shall be deemed to be incorporated in and to form part of the said Letter of Intent dated January 20, 2003 and which said PL 1319/99 shall be included in and referred to under the same terms and conditions as the Letter of Intent, which, except as amended by this Amendment, shall continue in full force and effect.

Kindly indicate your acceptance of the foregoing by signing and returning one copy of this Amendment to Letter of Intent together with your payment of $10,000 in consideration of the grant of the option of PL 1319/99.

TAN RANGE EXPLORATION CORPORATION

Per:

Signed by Marek Kreczmer

MAREK J. KRECZMER

President

AGREED AND ACCEPTED THIS  16th

 DAY OF  April   , 2003.

NORTHERN MINING EXPLORATIONS LTD.

Per:

Signed by Paul A. Girard for:

CARLOS BERTONI, C.E.O.

4.1.4

Date of Completion	Payment to Optionors Re: PL 1319/99	Payment to Optionors Re: PL 427/96	Payment to Optionors Re: PL 1452/00	Payment to Optionors Re: PL 1946/02	Payment to Optionors Re: Appl. 594	Payment to Optionors Re: PL 1269/99	Payment to Optionors Re: PL 1275/99	Payment to Optionors Re: PL 1218/99	Payment to Optionors Re: PL 1947/02	Exploration and Development Expenditures	Drilling Requirement
December 31,2003	$20,000	$20,000	$20,000	$20,000	$20,000	$20,000	$20,000	$20,000	$20,000	$200,000+
December 31,2004	$30,000	$30,000	$30,000	$30,000	$30,000	$30,000	$30,000	$30,000	$30,000	$250,000+
December 31,2005	$40,000	$40,000	$40,000	$40,000	$40,000	$40,000	$40,000	$40,000	$40,000	$300,000+	17,000m RAB or 7,000m RC or 3,500m DD
December 31,2006	$50,000	$50,000	$50,000	$50,000	$50,000	$50,000	$50,000	$50,000	$50,000	$350,000+	20,000m RAB or 8,500m RC or 4,600m DD
December 31,2007	$60,000	$60,000	$60,000	$60,000	$60,000	$60,000	$60,000	$60,000	$60,000	$400,000+	23,000m RAB or 10,000m RC or 5,400m DD
TOTAL	$200,000	$200,000	$200,000	$200,000	$200,000	$200,000	$200,000	$200,000	$200,000	$1,500,000